                                                                      EXHIBIT 99


1999 CONECTIV PRO FORMA FINANCIAL STATEMENTS - GENERATION ASSET SALE AND
TRANSFER

BACKGROUND

In 1999, the electric utility business of Delmarva Power & Light Company (DPL) and Atlantic City Electric Company (ACE) were restructured pursuant to legislation enacted in Delaware, Maryland and New Jersey and orders issued by the Delaware Public Service Commission (DPSC), Maryland Public Service Commission (MPSC), and New Jersey Board of Public Utilities (NJBPU). This restructuring of DPL's and ACE's electric utility businesses are discussed in Notes 1, 6, 9, and 15 to the Consolidated Financial Statements, included in Item 8 of Part II, and "Electric Utility Industry Restructuring," within Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), included in Item 7 of Part II.

In connection with electric utility industry restructuring and Conectiv's "mid-merit" strategy, as discussed under "Deregulated Generation and Power Plant Sales" in the MD&A, Conectiv is realigning the mix of electric generating plants owned by its subsidiaries. DPL and ACE have entered into agreements to sell their nuclear and non-strategic baseload fossil electric generating plants (2,589 megawatts of capacity) for approximately $820 million, before certain adjustments and selling expenses, as discussed in Note 13 to the Consolidated Financial Statements included in Item 8 of Part II. The generating units to be sold had a net book value of approximately $441.1 million as of December 31, 1999. Upon completion of the sale of the nuclear units, DPL and ACE will transfer their nuclear decommissioning funds to the purchasers who will assume full responsibility for decommissioning such units.

After the sale of its nuclear and non-strategic baseload fossil generating plants, Conectiv will have approximately 1,900 megawatts of remaining capacity ("strategic generation plants"). These strategic generation plants, along with the planned construction of 1,100 megawatts of new capacity, will support Conectiv's asset-backed "merchant strategy, which focuses on "mid-merit" electric generation plants. As part of Conectiv's merchant strategy, DPL and ACE will transfer, at a net book value of approximately $414 million, their strategic generation plants to an affiliated generation subsidiary of Conectiv, for which Conectiv will seek non-utility status.

The sale of nuclear and non-strategic generation plants and the transfers of strategic generation plants are expected to occur by the third quarter of 2000 and are subject to various state and federal regulatory approvals. There can be no assurance as to whether and when these approvals are received.


DESCRIPTION OF PRO FORMA FINANCIAL INFORMATION

The following consolidated financial statements for Conectiv are filed with this
Exhibit:

 .    Unaudited Pro Forma Balance Sheet at December 31, 1999, and
 .    Unaudited Pro Forma Income Statement for the Year Ended December 31, 1999.

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The following major assumptions were made in preparing these pro forma financial statements:

 .    The sales of nuclear and non-strategic baseload fossil electric generation plants by Conectiv's two utility subsidiaries, and the transfer of the remaining strategic mid-merit electric generation facilities from those utilities into an affiliated generation subsidiary of Conectiv were all assumed to occur as of December 31, 1999 for the purposes of the pro forma balance sheet.

 .    The sales and transfers described above were assumed to occur as of January
     1, 1999 for the purposes of the pro forma income statement. As a result, expenses related to generation assets assumed to be sold were eliminated.

 .    The utilities' respective rate related revenues were adjusted to assume no generation rate base as of January 1, 1999; these decreases were offset by an assumption that the utilities would purchase 100% of their energy and capacity requirements from the Pennsylvania-New Jersey-Maryland Interconnection Association("PJM"). The energy costs were based on an hourly PJM Locational Marginal Price (LMP) and the capacity costs were based on semi-annual weighted average PJM capacity rates.

 .    Conectiv's generation subsidiary was assumed to sell all output from remaining mid-merit strategic assets into the PJM Interchange at an hourly PJM LMP rate for energy and a semi-annual weighted average capacity rate.

 .    The only use of proceeds from the sale of nuclear and non-strategic baseload fossil electric generation plants by Conectiv's subsidiaries was assumed to be a required minimum reduction of long-term debt as of January 1, 1999. No other assumptions as to the reinvestment of proceeds or additional debt reductions were made.

 .    The transfer of the decommissioning trusts as a result of the sale of the nuclear generation units was assumed to occur on a non-taxable basis.

 .    The net pro forma gain from the sale of ACE's generation units, except for the Deepwater generation unit, were recorded as a reduction to recoverable stranded costs. A net loss of approximately $38 million from the sale of the Deepwater generation unit was recorded as an extraordinary charge in the 4th quarter of 1999. A pro forma adjustment resulting from the recognition of unamortized investment tax credits which are recognized upon completion of the sale was credited to retained earnings.

 .    The net pro forma gain from the sale of DPL's generation units was credited to retained earnings.

 .    The transfer of strategic generating assets from Conectiv's utility subsidiaries to an affiliated generation subsidiary was assumed to occur at book value, on a non-taxable basis.

 .    An effective tax rate of 40% was utilized to calculate the income tax effects of adjustments to the pro forma income statement.

 .    For purposes of the pro forma calculation of "Income (Loss) Before
     Extraordinary Item Applicable to Common Stock and Class A Common Stock", the pro forma earnings of ACE's strategic generation assets expected to be transferred to an affiliated generation company, were included in the earnings of the Atlantic Utility Group. See Note 17 to the Consolidated Financial Statements included in Item 8 of Part II for additional information on Class A common stock and the Atlantic Utility Group.

These pro forma financial statements have been prepared for comparative purposes only and do not purport to be indicative of operations or financial condition which would have actually resulted if the sale and transfer of generation assets or other related transactions occurred on the dates of the periods presented, or which may result in the future. Further, these pro forma financial statements have been prepared using information available at the date of this filing. As a result, certain amounts indicated herein are preliminary in nature and, therefore, will be subject to adjustment in the future.


DESCRIPTION OF PRO FORMA ADJUSTMENTS

The Unaudited Pro Forma Income Statement and Balance Sheet filed with this Exhibit reflect the following adjustments:

Income Statement Adjustments:

1. A net increase to "Electric revenues" as a result of the sale of output from mid-merit strategic generation assets by a generation subsidiary into the wholesale market, offset by revenue decreases at Conectiv's two utility subsidiaries (DPL & ACE) due to the sale and transfer of all generation assets from those subsidiaries.

2. Increases in "Electric fuel and purchased power" and "Purchased electric capacity" as a result of Conectiv's two utility subsidiaries purchasing all energy and capacity requirements to meet their retail load from PJM.

3. Decreases in other operating expenses as a result of the sale of certain generation assets by Conectiv's two utility subsidiaries.

4. A decrease in "Interest charges" as a result of retirement of debt after the sale of certain generation assets by Conectiv's utility subsidiary, DPL.


Balance Sheet Adjustments:

1. A net increase to "Cash and cash equivalents" as a result of net proceeds from the sale certain generation units, less retirement of certain debt issues, less other miscellaneous cash equivalents such as cash advances no longer held as a result of selling such plants.

2. A decrease to "Fuel" and "Materials and supplies" inventories as a result of the sale of certain generation assets.

3. A decrease to "Other prepayments" as a result of the sale of certain generation assets.

4. A decrease to "Funds held by trustee" as a result of the transfer of nuclear decommissioning trust funds to the buyers of the nuclear generation assets.

5. Decreases to "Property, plant and equipment" and "Accumulated Depreciation" as a result of the sale of certain generation assets.

6. Decreases to "Leased nuclear fuel, at amortized cost", "Current capital lease obligation", and "Long-term capital lease obligation" as a result of the sale of the nuclear fuel to the buyers of the nuclear generation assets and the corresponding liquidation of the capital lease obligation.

7. Decrease to "Recoverable Stranded Costs" and an increase to "Regulatory Liability for New Jersey income tax benefit" due to the sale of certain generation assets by Conectiv's utility subsidiary, ACE, which are subject to stranded cost recovery. As a result of an expected net gain from the sale of such assets, the recoverable stranded cost decreases.

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8.  Decreases to "Other deferred charges" and "Other deferred credits and Other
    Liabilities" as a result of the sale of certain generation assets.

9. Changes to "Taxes Accrued", "Deferred income taxes, net" and "Deferred Investment tax credits" as a result of the sale of certain generation assets.

10. Net increase to "Retained Earnings" as a result of an expected net gain from the sale of certain generation assets.

11. Decrease to "Long-term debt" due to mandatory retirement of certain debt issues as a result of the sale of certain generation assets.



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

                                                             CONECTIV
                                       UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF INCOME
                                                   YEAR ENDED DECEMBER 31, 1999

                                                                -------------------------------------------------------------
                                                                     Reported           Adjustments            Pro Forma
                                                                -------------------------------------------------------------
                                                                                  (Dollars in Thousands)
OPERATING REVENUES
   Electric                                                      $2,459,970         $232,185      (1)        $2,692,155
   Gas                                                              816,245                                     816,245
   Other services                                                   468,682                                     468,682
                                                                 -------------      --------------           -------------
                                                                  3,744,897          232,185                  3,977,082
                                                                 -------------      --------------           -------------
OPERATING EXPENSES
   Electric fuel and purchased power                                952,348          440,645     (2)          1,392,993
   Gas purchased                                                    754,990                                     754,990
   Other services' cost of sales                                    374,918             (100)    (3)            374,818
   Purchased electric capacity                                      216,444          134,132     (2)            350,576
   Special charges                                                  105,648                                     105,648
   Operation and maintenance                                        634,966         (149,322)    (3)            485,644
   Depreciation and amortization                                    271,348          (89,158)    (3)            182,190
   Taxes other than income taxes                                     88,646           (7,768)    (3)             80,878
                                                                 -------------      --------------           -------------
                                                                  3,399,308          328,429                  3,727,737
                                                                 -------------      --------------           -------------
OPERATING INCOME                                                    345,589          (96,244)                   249,345
                                                                 -------------      --------------           -------------

OTHER INCOME
   Allowance for equity funds used during construction                2,461                                       2,461
   Other income                                                      68,420                                      68,420
                                                                 -------------      --------------           -------------
                                                                     70,881                -                     70,881
                                                                 -------------      --------------           -------------

INTEREST EXPENSE
   Interest charges                                                 182,821          (24,520)    (4)            158,301
   Allowance for borrowed funds used during
        construction and capitalized interest                        (5,639)                                     (5,639)
                                                                 -------------      --------------           -------------
                                                                    177,182          (24,520)                   152,662
                                                                 -------------      --------------           -------------

PREFERRED STOCK DIVIDEND
   REQUIREMENTS OF SUBSIDIARIES                                      19,894                                      19,894
                                                                 -------------      --------------           -------------

INCOME BEFORE INCOME TAXES AND
   EXTRAORDINARY ITEM                                               219,394          (71,724)                   147,670
                                                                 -------------      --------------           -------------
INCOME TAXES, EXCLUDING INCOME TAXES
   APPLICABLE TO EXTRAORDINARY ITEM                                 105,816          (28,690)                    77,126
                                                                 -------------      --------------           -------------

INCOME BEFORE EXTRAORDINARY ITEM                                   $113,578         $(43,034)                   $70,544
                                                                 =============      ==============           =============

INCOME (LOSS) BEFORE EXTRAORDINARY
   ITEM APPLICABLE TO:
        Common Stock                                               $106,639         $(35,451)                   $71,188
        Class A common stock                                          6,939           (7,583)                      (644)
                                                                 -------------      --------------           -------------
           Total                                                   $113,578         $(43,034)                   $70,544
                                                                 =============      ==============           =============

AVERAGE SHARES OUTSTANDING (000):
        Common Stock                                                 93,320                                      93,320
        Class A common stock                                          6,110                                       6,110

INCOME (LOSS) PER AVERAGE SHARE, BASIC
    AND DILUTED, BEFORE EXTRAORDINARY
    ITEM APPLICABLE TO:
        Common Stock                                                  $1.14           $(0.38)                     $0.76
                                                                 =============      ==============           =============

        Class A common stock                                          $1.14           $(1.25)                    ($0.11)
                                                                 =============      ==============           =============

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                                   CONECTIV
                UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                               DECEMBER 31, 1999

                                                                          ------------------------------------------------
                                                                              Reported        Adjustments      Pro Forma
                                                                          ------------------------------------------------
                                                                                         (Dollars in Thousands)
ASSETS

Current Assets
    Cash and cash equivalents                                                $56,239            $465,385 (1)      $521,624
    Accounts receivable, net of allowances of
       $11,564 and $4,743, respectively                                      544,463                               544,463
    Inventories, at average cost
       Fuel (coal, oil and gas)                                               65,360             (27,397)(2)        37,963
       Materials and supplies                                                 58,177              (5,213)(2)        52,964
    Deferred energy supply costs                                               8,612                                 8,612
    Other prepayments                                                         20,295                (713)(3)        19,582
    Taxes receivable                                                          15,674                                15,674
    Deferred income taxes, net                                                25,175                                25,175
                                                                          ----------------    -------------   ---------------

                                                                             793,995             432,062         1,226,057
                                                                          ----------------    -------------   ----------------

Investments
    Investment in leveraged leases                                            72,161                                72,161
    Funds held by trustee                                                    173,247            (154,458)(4)        18,789
    Other investments                                                        100,764                               100,764
                                                                          ----------------    -------------   ----------------
                                                                             346,172            (154,458)          191,714
                                                                          ----------------    -------------   ----------------

Property, Plant and Equipment
    Electric generation                                                    1,571,556            (819,256)(5)       752,300
    Electric transmission and distribution                                 2,633,375             (10,952)(5)     2,622,423
    Gas transmission and distribution                                        265,708                               265,708
    Other electric and gas facilities                                        405,303              (1,360)(5)       403,943
    Telecommunications, thermal systems, and other
       property, plant, and equipment                                        238,229                               238,229
                                                                          ----------------    -------------   ----------------
                                                                           5,114,171            (831,568)        4,282,603
    Less: Accumulated depreciation                                         2,097,529            (537,386)(5)     1,560,143
                                                                          ----------------    -------------   ----------------
    Net plant in service                                                   3,016,642            (294,182)        2,722,460
    Construction work-in-progress                                            199,390              (1,732)(5)       197,658
    Leased nuclear fuel, at amortized cost                                    55,983             (55,983)(6)            -
    Goodwill, net                                                            369,468                               369,468
                                                                          ----------------    -------------   ----------------
                                                                           3,641,483            (351,897)        3,289,586
                                                                          ----------------    -------------   ----------------

Deferred Charges and Other Assets
    Recoverable stranded costs                                             1,030,049             (41,726)(7)       988,323
    Deferred recoverable income taxes                                         93,853                                93,853
    Unrecovered purchased power costs                                         28,923                                28,923
    Unrecovered New Jersey state excise tax                                   22,567                                22,567
    Deferred debt refinancing costs                                           21,113                                21,113
    Deferred other postretirement benefit costs                               32,479                                32,479
    Prepaid pension costs                                                     35,005                                35,005
    Unamortized debt expense                                                  28,045                                28,045
    License fees                                                              23,331                                23,331
    Other                                                                     41,447              (2,734)(8)        38,713
                                                                          ----------------    -------------    ----------------
                                                                           1,356,812             (44,460)        1,312,352
                                                                          ----------------    -------------    ----------------
Total Assets                                                              $6,138,462           ($118,753)       $6,019,709
                                                                          ===============     =============    ===============

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

                                                             CONECTIV
                                          UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS
                                                         December 31, 1999

                                                                            ------------------------------------------------
                                                                             Reported           Adjusted         Pro Forma
                                                                            ------------------------------------------------
                                                                                        (Dollars in Thousands)
CAPITALIZATION AND LIABILITIES

Current Liabilities
     Short-term debt                                                          $579,688                          $579,688
     Long-term debt due within one year                                         48,937                            48,937
     Variable rate demand bonds                                                158,430                           158,430
     Accounts payable                                                          307,764                           307,764
     Taxes accrued                                                                -              115,646 (9)     115,646
     Interest accrued                                                           41,137                            41,137
     Dividends payable                                                          27,545                            27,545
     Deferred energy supply costs                                               46,375                            46,375
     Current capital lease obligation                                           28,715           (27,880)(6)         835
     Above-market purchased energy contracts
        and other electric restructuring liabilities                            41,101                            41,101
     Other                                                                      91,353                            91,353
                                                                           --------------    --------------   --------------
                                                                             1,371,045            87,766       1,458,811
                                                                           --------------    --------------   --------------

Deferred Credits and Other Liabilities
     Other postretirement benefits obligation                                   96,388                            96,388
     Deferred income taxes, net                                                730,987            13,669 (9)     744,656
     Deferred investment tax credits                                            74,431           (27,176)(9)      47,255
     Regulatory liability for New Jersey income tax benefit                     49,262             7,966 (7)      57,228
     Above-market purchased energy contracts
        and other electric restructuring liabilities                           119,704           (13,996)(8)     105,708
     Deferred gain on termination of purchased energy contract                  70,849                            70,849
     Long-term capital lease obligation                                         30,395           (28,103)(6)       2,292
     Other                                                                      47,447            (5,441)(8)      42,006
                                                                           --------------    --------------   -------------
                                                                             1,219,463           (53,081)      1,166,382
                                                                           --------------    --------------   -------------

Capitalization
     Common stock: $0.01 per share par value
        150,000,000 shares authorized; shares outstanding - -
        86,173,169 in 1999, and 100,516,768 in 1998                                863                               863
     Class A common stock, $0.01 per share par value;
        10,000,000 shares authorized; shares outstanding - -
        5,742,315 in 1999, 6,560,612 in 1998                                        57                                57
     Additional paid-in capital - - common stock                             1,085,060                         1,085,060
     Additional paid-in-capital - - Class A common stock                        93,738                            93,738
     Retained earnings (Accumulated deficit)                                   (36,472)          173,580 (10)    137,108
                                                                           --------------    --------------   -------------
                                                                             1,143,246           173,580       1,316,826
     Treasury shares, at cost:
        167,514 shares in 1999; 185,030 shares in 1998                          (3,446)                           (3,446)
     Unearned compensation                                                      (1,627)                           (1,627)
                                                                           --------------    --------------   -------------
        Total common stockholders' equity                                    1,138,173           173,580       1,311,753
     Preferred stock of subsidiaries:
        Not subject to mandatory redemption                                     95,933                            95,933
        Subject to mandatory redemption                                        188,950                           188,950
     Long-term debt                                                          2,124,898          (327,018)(11)  1,797,880
                                                                           --------------    --------------   -------------
                                                                             3,547,954          (153,438)      3,394,516
                                                                           --------------    --------------   -------------

                                                                           --------------    --------------   -------------
Total Capitalization and Liabilities                                        $6,138,462         ($118,753)     $6,019,709
                                                                           ==============    ==============   =============

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